UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 24, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓__	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____	No__✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:

1.            A news release dated 24 February 2014 entitled ‘Vodafone announces redemption of approximately $5.65 billion of its outstanding notes.’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

VODAFONE ANNOUNCES REDEMPTION OF APPROXIMATELY
$5.65 BILLION OF ITS OUTSTANDING NOTES

NEW YORK, February 24, 2014 – Vodafone Group Plc (“Vodafone”) announced today that it will redeem all of the notes identified below (the “Notes”) on March 26, 2014 in accordance with the optional redemption provisions provided in the documents governing such Notes.  In each case, the redemption price will equal the greater of (i) 100% of the principal amount together with accrued interest to the redemption date, and (ii) as determined by the relevant quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (excluding any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the Notes) plus the applicable basis point amount, together with accrued interest to the redemption date.  The redemptions will be funded with cash received in connection with the completion of the sale by Vodafone of its US group whose principal asset is its 45% interest in Verizon Wireless.

Notes	Outstanding Principal Amount	CUSIP No.	NYSE Ticker
4.150% Notes due June 10, 2014	$1,250,000,000	92857WAT7	VOD14
5.375% Notes due January 30, 2015	$900,000,000	92857WAD2	VOD15
5.000% Notes due September 15, 2015	$750,000,000	92857WAG5	VOD15S
3.375% Notes due November 24, 2015	$500,000,000	92857WAU4	VOD15B
0.900% Notes due February 19, 2016	$900,000,000	92857WBA7	VOD16
5.750% Notes due March 15, 2016	$750,000,000	92857WAK6	VOD16M
2.875% Notes due March 16, 2016	$600,000,000	92857WAW0	VOD16N

Payment of the redemption price of the Notes to be redeemed will be made only upon presentation and surrender thereof to The Bank of New York Mellon, the Trustee for the Notes, as follows:

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

Attention:  Corporate Trust Administration

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of  December 31, 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

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Media Relations:         telephone +44 1635 664444

Investor Relations:      telephone +44 7919 990230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 24, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary